

BB 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 01 2007
PROCESSING

SEC FILE NUMBER
8- 18435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Feltl and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South Sixth Street Suite 4200
(No. and Street)

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schierman 612.492.8881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI LLP
(Name – *if individual, state last, first, middle name*)

4000 Lexington Avenue North (Address) St. Paul (City) Minnesota (State) 55126 (Zip Code)



PROCESSED
APR 04 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KQ 3/30

OATH OR AFFIRMATION

I, Michael Schierman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feltl and Company, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BARBARA JEAN LUSSIER
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Feltl and Company, Inc.

Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2006 and 2005

Feltl and Company, Inc.

Financial Statements and Additional Information

Years Ended December 31, 2006 and 2005

Table of Contents

WIPFLi

Independent Auditor's Report

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of Feltl and Company, Inc. as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feltl and Company, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules starting on page 15 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

February 14, 2007
St. Paul, Minnesota

Feltl and Company, Inc.

Balance Sheets

December 31, 2006 and 2005

Assets	2006	2005
Assets:		
Cash and cash equivalents	$ 7,078,770	$ 7,607,291
Deposits with clearing broker	545,097	525,258
Broker loans receivable (net of accumulated amortization of $863,990 and $969,210 in 2006 and 2005, respectively)	1,777,935	1,067,831
Securities owned, at market	527,867	571,293
Receivables from brokers, dealers, and others	337,460	416,217
Furniture and equipment, at cost (net of depreciation of $269,466 and $214,316 in 2006 and 2005, respectively)	161,268	68,246
Prepaid expenses and other assets	57,064	65,883
TOTAL ASSETS	$ 10,485,461	$ 10,322,019

Liabilities and Stockholders' Equity	2006	2005
Liabilities:		
Accrued employee compensation and benefits	$ 707,919	$ 984,702
Amount due clearing firm, secured by securities owned	228	270,050
Accounts payable	83,354	51,511
Securities sold, not yet purchased, at market	157,327	1,013,251
Accrued expenses and other liabilities	38,290	74,761
Total liabilities	987,118	2,394,275
Stockholders' equity:		
Common stock of $1.00 par value		
Authorized - 1,000 shares		
Issued and outstanding - 528 shares	528	528
Additional paid-in capital	2,363,177	2,363,177
Retained earnings	7,134,638	5,564,039
Total stockholders' equity	9,498,343	7,927,744
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,485,461	$ 10,322,019

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Income

Years Ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Commissions	$ 13,484,262	$ 14,632,656
Investment banking fees	1,198,509	1,591,589
Firm trading profit	500,136	1,411,197
Interest	983,182	881,266
Corporate finance fees	1,063,222	1,203,107
Other income	272,211	269,504
Total gross revenues	17,501,522	19,989,319
Interest expense	866	1,621
Net revenues	17,500,656	19,987,698
Noninterest expenses:		
Employee compensation and benefits	12,268,504	13,641,069
Communication	821,663	894,960
Occupancy	771,700	663,101
Legal and professional fees	316,199	469,590
Trade processing	467,889	554,360
Other expenses	584,102	476,219
Total noninterest expenses	15,230,057	16,699,299
Net income	$ 2,270,599	$ 3,288,399

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Stockholders' Equity

Years Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2005	528	$ 528	$ 2,307,717	$ 3,275,640	$ 5,583,885
Net income	-	-	-	3,288,399	3,288,399
Capital contributions	-	-	55,460	-	55,460
Distributions to stockholders	-	-	-	(1,000,000)	(1,000,000)
Balances at December 31, 2005	528	528	2,363,177	5,564,039	7,927,744
Net income	-	-	-	2,270,599	2,270,599
Distributions to stockholders	-	-	-	(700,000)	(700,000)
Balances at December 31, 2006	528	$ 528	$ 2,363,177	$ 7,134,638	$ 9,498,343

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Cash Flows

Years Ended December 31, 2006 and 2005

	2006	2005
Increase in cash and cash equivalents:		
Cash flows from operating activities:		
Net income	$ 2,270,599	$ 3,288,399
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	60,091	47,042
Changes in operating assets and liabilities:		
Deposits with clearing broker	(19,839)	(69,132)
Broker loans receivable	(710,104)	(187,953)
Securities owned, at market	(812,498)	(4,973,031)
Receivables from brokers, dealers, and others	78,757	41,215
Prepaid expenses and other assets	8,819	(50,452)
Accrued employee compensation and benefits	(276,783)	109,441
Accounts payable	31,843	(144,833)
Other liabilities	(306,293)	242,702
Total adjustments	(1,946,007)	(4,985,001)
Net cash provided by (used in) operating activities	324,592	(1,696,602)
Cash flows from investing activities:		
Purchase of furniture and equipment	(153,113)	(7,658)

Feltl and Company, Inc.

Statements of Cash Flows (Continued)

Years Ended December 31, 2006 and 2005

		2006		2005
Increase in cash: (continued)				
Cash flows from financing activities:				
Distributions	$	(700,000)	$	(1,000,000)
Net cash used in financing activities		(700,000)		(1,000,000)
Net change in cash and cash equivalents		(528,521)		(2,704,260)
Cash and cash equivalents at beginning		7,607,291		10,311,551
Cash and cash equivalents at end	$	7,078,770	$	7,607,291
Supplemental cash flow information:				
Cash paid during the year for:				
Interest	$	866	$	1,621
Noncash investing and financing activities:				
Capital contribution of NASDAQ stock	$	-	$	55,460

See accompanying notes to financial statements.

Feltl and Company, Inc.

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

Feltl and Company, Inc (the "Company") is registered as a broker-dealer in securities with the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, and investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is required to maintain a minimum balance of $1,000,000 in cash and receivable accounts with the clearing broker to collateralize certain transactions.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash Equivalents

Cash and cash equivalents consist of demand deposits and certificate of deposits. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

Note 1 Summary of Significant Accounting Policies (Continued)

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at market value with related changes in unrealized gains or losses reflected in the firm trading profit. All securities owned and securities sold, not yet purchased, are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Revenue Recognition

The Company recognizes commission revenues and related expenses on trade date. Commission revenues and related expenses from the sale of private placements and other corporate finance transactions are recognized on closing date. A portion of the Company's commission revenues have been allocated from firm trading profit in the form of sales credits allocated from the Company's traders to the Company's brokers.

The Company's Retail Registered Representatives ("RRR") are independent contractors. As independent contractors, employment taxes and benefits are the responsibility of the RRR. Generally, RRRs are paid 50% to 60% of their adjusted gross commissions, based upon their monthly gross commissions. Adjusted gross commissions represent gross commissions, less direct clearing costs, employee trades, and an amount for other heavily discounted trades.

Feltl and Company, Inc.

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Commission or fees for principal and agency trades, managed money, mutual funds, insurance products, fixed-income products and mortgage-backed securities are included in adjusted gross commissions. Commissions for private placements are not included in adjusted gross commissions and are paid at a lower rate plus an allocated amount for warrants, when available.

The Company's Institutional Registered Representatives are considered employees, receive a lower percentage of gross commissions than a RRR, and are reimbursed by the Company for their direct expenses.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company generally does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. Retained earnings at December 31, 2006, includes approximately $7,156,000 of undistributed income which has been taxed on the stockholders' personal income tax returns.

Furniture and Equipment

Depreciation on furniture and equipment is provided using double declining balance method over the estimated useful lives of the assets, ranging from three years to five years.

Broker Loans Receivable

Included in brokers loans receivable are forgivable loans made to investment executives and other revenue-producing brokers, typically in connection with recruitment. Such forgivable loans are amortized as compensation expense over the life of the note, generally six months to five years, using the straight line method.

Note 2 Receivables from Brokers, Dealers, and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers, and the market value of collateral, and requests additional collateral as deemed appropriate.

Note 3 Corporate Finance Activities

The Company was lead underwriter in an initial public offering of common stock in December 2004. In conjunction with this underwriting, the Company was granted an option to purchase up an additional 15% of the issuing company's shares at the offering price, less the underwriting discount, within 45 days from the date of underwriting. The Company exercised its entire option to purchase these shares on January 15, 2005.

As a result of the unexercised shares at December 31, 2004, the Company incurred a firm trading loss of $631,000 in 2004 on the market appreciation of these shares between the date of the underwriting and year-end. A corresponding trading profit of $631,000 was recognized in 2005 as a result of exercising the option. Excluding the trading profit related to this transaction, firm trading profits would have been $780,000 for 2005.

Note 4 Commissions

Included in securities commissions are $5,415,051 and $7,342,571 for the years ended December 31, 2006 and 2005, respectively, of sales credits related to securities the Company make a market in, which are allocated to the Company's brokers from the Company's traders.

Note 5 Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event that a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its securities owned at a clearing firm, and these securities owned collateralize amounts due to the clearing firm.

Note 6 Concentration of Credit Risk

The Company maintains its cash in demand deposit and certificates of deposit accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2006 and 2005, the Company exceeded the insured limits by approximately $4,850,000 and $3,700,000, respectively.

Note 7 Leases

The Company leases office space and various items of equipment under noncancelable operating leases generally varying from one to five years with certain renewal options for like terms. The Company incurred rent expense of $771,700 and $663,101 during 2006 and 2005, respectively.

Note 7 Leases (Continued)

Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms in excess of one year consisted of the following:

		Operating Leases
2007	$	710,500
2008		794,200
2009		595,300
2010		172,500
Total minimum lease payments	$	2,272,500

Note 8 Retirement Plan

The Company maintains a 401(k) profit sharing covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make nonelective contributions to the plan at the discretion of the Board of Directors. Retirement plan expense charged to operations was $132,000 and $158,000 for 2006 and 2005, respectively.

Note 9 Regulatory Requirements

The Company is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The NASD and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2006, the Company had regulatory net capital of $7,422,543, which was $7,172,543 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .11 to 1.0. At December 31, 2005, the Company had regulatory net capital of $6,531,868, which was $6,281,868 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .21 to 1.0.

Note 10 Commitments and Contingencies

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceeding or litigation has an element of uncertainty, management of the Company believes that the outcome of any pending or threatened actions will not have a material adverse effect on the business or financial condition of the Company.

The Company extends margin credit to its customers through its clearing broker. In the event of a customer no-pay or default margin account, the Company is responsible for covering the shortage. All shortages may be paid through liquidation of customer securities held. At December 31, 2006 and 2005, there were no customer commitments that were in default.

The Company engages in underwriting activities and enters into firm commitments with certain customers for initial public offerings. Once an initial public offering starts trading on the open market, the Company is liable for funding all shares under the firm commitment. As of December 31, 2006 and 2005 there were no outstanding firm commitments with customers.

Additional Information

WIPFLi LLP

Independent Auditor's Report on Internal Controls

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Feltl and Company, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

February 14, 2007
St. Paul, Minnesota

Feltl and Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006 and 2005

	2006	2005
Net capital:		
Stockholders' equity	$ 9,498,343	$ 7,927,744
Deductions and/other charges:		
Nonallowable assets:		
Employee loans receivable	1,777,935	1,067,831
Prepaid expenses and other assets	57,697	20,621
Furniture and equipment	161,268	68,246
Total nonallowable assets	1,996,900	1,156,698
Net capital before haircuts on securities positions	7,501,443	6,771,046
Haircuts on securities	78,900	239,178
Net capital	7,422,543	6,531,868
Computation of net capital requirement:		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	250,000	250,000
Excess net capital	$ 7,172,543	$ 6,281,868
Total aggregate indebtedness	829,791	$ 1,381,024

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006, Part IIA FOCUS filed January 26, 2007.

END